Exhibit 99.1
Shinhan Financial Group 2015 3Q Operating Results

On October 21, 2015, Shinhan Financial Group released its operating results for 2015 3Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		3Q 2015	2Q 2015	QoQ Change (%)	3Q 2014	YoY Change (%)
Revenue*	Specified Quarter	9,280,064	7,322,700	26.73	6,550,776	41.66

	Cumulative	23,864,890	14,584,826	—	20,447,540	16.71

Operating Income	Specified Quarter	778,701	885,714	-12.08	832,949	-6.51

	Cumulative	2,417,387	1,638,686	—	2,344,461	3.11

Income before Income Taxes	Specified Quarter	873,827	921,747	-5.20	856,798	1.99

	Cumulative	2,584,257	1,710,430	—	2,429,783	6.36

Net Income	Specified Quarter	698,107	711,309	-1.86	651,485	7.16

	Cumulative	2,023,166	1,325,059	—	1,859,076	8.83

Net Income Attributable to Controlling Interest	Specified Quarter	679,003	692,090	-1.89	632,008	7.44

	Cumulative	1,963,143	1,284,140	—	1,768,047	11.03

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		3Q 2015	2Q 2015	QoQ Change (%)	3Q 2014	YoY Change (%)
Revenue*	Specified Quarter	5,589,020	3,569,645	56.57	2,629,100	112.58

	Cumulative	12,521,702	6,932,682	—	10,297,505	21.60

Operating Income	Specified Quarter	466,985	486,742	-4.06	548,536	-14.87

	Cumulative	1,422,333	955,348	—	1,591,395	-10.62

Income before Income Taxes	Specified Quarter	557,980	509,522	9.51	557,891	0.02

	Cumulative	1,568,555	1,010,575	—	1,620,803	-3.22

Net Income	Specified Quarter	462,478	400,518	15.47	430,192	7.51

	Cumulative	1,253,018	790,540	—	1,272,303	-1.52

Net Income Attributable to Controlling Interest	Specified Quarter	462,482	400,411	15.50	430,096	7.53

	Cumulative	1,252,811	790,329	—	1,271,968	-1.51

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		3Q 2015	2Q 2015	QoQ Change (%)	3Q 2014	YoY Change (%)
Revenue*	Specified Quarter	1,310,449	1,196,421	9.53	1,138,345	15.12

	Cumulative	3,599,796	2,289,347	—	3,380,013	6.50

Operating Income	Specified Quarter	217,880	254,223	-14.30	235,002	-7.29

	Cumulative	658,685	440,805	—	660,755	-0.31

Income before Income Taxes	Specified Quarter	217,888	253,762	-14.14	244,532	-10.90

	Cumulative	658,300	440,412	—	654,993	0.50

Net Income	Specified Quarter	169,743	197,270	-13.95	190,089	-10.70

	Cumulative	521,548	351,805	—	507,751	2.72

Net Income Attributable to Controlling Interest	Specified Quarter	169,743	197,270	-13.95	190,089	-10.70

	Cumulative	521,548	351,805	—	507,751	2.72

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues